December 14, 2022

Myra Moosariparambil, Staff Accountant

Craig Arakawa, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	KLX Energy Services Holdings, Inc.

Form 10-KT for the Year Ended December 31, 2021

Filed March 14, 2022

Form 8-K filed November 9, 2022

File No. 001-38609

Ladies and Gentlemen:

Set forth below are the responses of KLX Energy Services Holdings, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2022, with respect to Form 10-KT for the Year Ended December 31, 2021, filed with the Commission on March 14, 2022, and Form 8-K filed November 9, 2022, File No. 001-38609, (the “Disclosure Documents”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-KT or the 8-K unless otherwise specified.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 55

1.

Please expand your discussion to include an analysis of your operating results for each of your reportable segments. When describing the changes in your results of operations on both a consolidated and segment basis, specifically identify and quantify the key drivers contributing the material changes in each period. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

Securities and Exchange Commission

December 14, 2022

In response to the Staff’s comment, in future filings, the Company will include additional disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to specifically identify and quantify the key drivers contributing to the material changes in the Company’s operating results on both a consolidated and segment basis.

The following are pro forma presentations, for your supplemental information, of how the proposed additional disclosures would have appeared in our 2021 Form 10-KT MD&A, with the new disclosures underlined. The Company respectfully advises the Staff that certain of the new drivers identified in the proposed disclosure below were not tracked in 2020 in a manner that would allow us to provide quantitative information regarding those changes for the eleven months ended December 31, 2021 and 2020. Furthermore, certain quantitative data included in the proposed disclosure was not adjusted to account for the Company’s merger with Quintana Energy Services Inc. that closed on July 28, 2020 or for the Company’s change in fiscal year, effective beginning with the eleven-month period ended December 31, 2021, and thus is unavailable for those periods without unreasonable effort. Since the Company is a Smaller Reporting Company, it will not be required to, and does not intend to, present financial information from the fiscal year ended January 31, 2021 in its annual report on Form 10-K for the year ended December 31, 2022. As a result, the challenges related to the merger and transition accounting will not be applicable to that presentation.

Despite these challenges, to demonstrate to the Staff how we intend to present this information in future filings, we have included the following information in our pro forma presentation below: (i) quantitative data regarding certain drivers that we expect to be able to provide in our annual report on Form 10-K for the year ended December 31, 2022, but is unavailable for the prior periods, is presented with blank and underscored spaces; and (ii) certain quantitative segment information is presented in brackets to indicate that such data is presented based on a comparison of the eleven-month period ended December 31, 2021 with the twelve-month period ended January 31, 2021 rather than the eleven-month periods ended December 31, 2021 and 2020; this information and presentation is consistent with the corresponding information presented in Note 16 to our audited financial statements for the year ended December 31, 2021, but is not presented on a consistent basis with the other data presented in the MD&A, which compares the relevant eleven-month periods.

Results of Operations

Eleven Months Ended December 31, 2021 Compared to Eleven Months Ended December 31, 2020

Revenue. The following table provides revenues by segment and product line for the periods indicated:

	Eleven Months Ended
	December 31, 2021	December 31, 2020	% Change
Revenue:
Rocky Mountains	$118.2	$88.8	33.1%
Southwest	160.9	72.7	121.3%
Northeast/Mid-Con	157.0	85.9	82.8%

Total revenue	$436.1	$247.4	76.3%

	Eleven Months Ended
	December 31, 2021	December 31, 2020	% Change
Revenue:
Drilling	$123.2	$39.1	215.1%
Completion	210.3	128.9	63.1%
Production	59.7	41.6	43.5%
Intervention services	42.9	37.8	13.5%

Total revenue	$436.1	$247.4	76.3%

Securities and Exchange Commission

December 14, 2022

For the eleven months ended December 31, 2021, revenues of $436.1 increased by $188.7, or 76.3%, as compared with the same period of the prior year. The overall increase in revenues reflects the recovery in economic activity and increase in WTI prices during the transition period, leading to increased demand for our services and a positive pricing environment. These factors supported a        % increase in pricing and a        % increase in utilization in 2021, driving increased revenues across our segments and product lines. Our Southwest segment revenue increased by $88.2, or 121.3%, driven primarily by [238]% and [154]% increases in drilling and production revenues, respectively, in that segment during the transition period. Our Rocky Mountains segment revenue increased by $29.4, or 33.1%, ~~and~~ driven primarily by a $[6.3], or [197]%, increase in drilling revenues and [13-14]% increases in completion, production and intervention in that segment. Our Northeast/Mid-Con segment revenue increased by $71.1, or 82.8%, driven by $[23] or [97]% and $[45.1] or [106]% increases in drilling and completion, respectively, in that segment partially offset by $[1.4] or [12]% and $[3.6] or [22]% decreases in our production and intervention product lines, respectively, during the transition period. ~~On a product line basis, drilling, completion, production and intervention services contributed approximately $123.2, $210.3, $59.7, and $42.9, respectively, to the revenues for the eleven months ended December 31, 2021 and $39.1, $128.9, $41.6 and $37.8, respectively, for the same period of the prior year. The overall increase in revenues reflects the recovery in economic activity and increase in WTI prices during the transition period.~~

Cost of sales. For the eleven months ended December 31, 2021, cost of sales was $389.9, or 89.4% of sales, as compared to the same period in the prior year of $230.5, or 93.2% of sales. The decrease in cost of sales was generally consistent across our segments. Cost of sales as a percentage of revenues decreased primarily due to increased pricing, which offset a        % increase in labor

Securities and Exchange Commission

December 14, 2022

costs, as well as a decrease in costs for repairs and consumables during the period. ~~the increase in revenues from an increase in activity which was larger than the corresponding increase in costs.~~

Selling, general and administrative expenses (“SG&A”). SG&A expenses during the eleven months ended December 31, 2021, were $54.6, or 13% of revenues, as compared with $78.2, or 31.6% of revenues, in the same period of the prior year. SG&A decreased primarily due to merger and integration costs being included in the prior period. R&D costs during the eleven months ended December 31, 2021 were $0.6, as compared to the same period of the prior year of $0.7, reflecting our continued focus on maintaining an in-house R&D function while scaling costs to adjust to current levels of customer demand. Eleven months ended December 31, 2020 SG&A expenses include six months of incremental activity related to the Merger, that wasn’t included in prior fiscal year results.

Operating loss. The following is a summary of operating loss by segment:

	Eleven Months Ended
	December 31, 2021	December 31, 2020	% Change
Operating loss:
Rocky Mountains	$(13.4)	$(44.2)	69.7%
Southwest	(15.4)	(118.8)	87.0%
Northeast/Mid-Con	(8.7)	(109.2)	92.0%
Corporate and other	(26.6)	(20.2)	(31.7)%

Total operating loss(1)	$(64.1)	$(292.4)	78.1%

(1) Includes bargain purchase gain of $38.8 during the eleven months ended December 31, 2020.

For the eleven months ended December 31, 2021, operating loss was $64.1, as compared to operating loss of $292.4 in the same period of the prior year, largely driven by an improvement in revenues due to increased activity during the transition period and a favorable comparison with the eleven months ended December 31, 2020, due to this period including the initial economic contraction caused by the COVID-19 pandemic as well as non-recurring items related to the Merger and impairment charges. For the eleven months ended December 31, 2021 and December 31, 2020, there were $0.8 and $213.5 in impairments of long-lived assets.

For the eleven months ended December 31, 2021, and December 31, 2020, the Company recorded goodwill impairment charges of $0.0 and $28.3, respectively. For the eleven months ended December 31, 2021, each of our segments demonstrated significant improvement in operating income (loss) compared to the same period of the prior year, driven by the increase in pricing and utilization outpacing increases in operating costs and labor in 2021, offsetting the impact of impairment charges of $213.5 and the initial economic contraction caused by COVID-19 in the eleven months ended December 31, 2020. The Rocky Mountains segment operating loss improved by $30.8 or 69.7% from $(44.2) in the eleven months ended December 31, 2020 to $(13.4) in the same period in 2021. Of the $30.8 improvement, $28.3 relates to an impairment charge in the eleven months ended December 31, 2020. Our Southwest segment operating loss improved by $103.4 or 87.0% from $(118.8) in 2020 to $(15.4) in 2021. Of the $103.4 improvement, $92.5

Securities and Exchange Commission

December 14, 2022

relates to an impairment charge in the eleven months ended December 31, 2020. Our Northeast/Mid-Con segment operating loss improved by $100.5 or 92.0% from $(109.2) in 2020 to $(8.7) in 2021. Of the $100.5 improvement, $90.4 relates to an impairment charge in the eleven months ended December 31, 2020. The 31.7% increase in operating loss in our corporate and other segments in the eleven months ended December 31, 2020 was primarily driven by a change in the Company’s corporate overhead allocation methodology in the third quarter of 2020. See Note 1 to our audited financial statements for the eleven months ended December 31, 2021 for more information. ~~For the eleven months ended December 31, 2021, Rocky Mountains segment operating loss was $(13.4), Northeast/Mid-Con segment operating loss was $(8.7) and Southwest segment operating loss was $(15.4), in each case primarily driven by increasing revenues being outpaced by increasing costs to provide the Company’s products and services.~~

Income tax expense. Income tax expense was $0.3 for the eleven months ended December 31, 2021, as compared to income tax expense of $0.3 in the prior eleven-month period, and was comprised primarily of state and local taxes. The Company did not recognize a tax benefit on its year-to-date losses because it has a valuation allowance against its deferred tax balances.

Net loss. Net loss for the eleven months ended December 31, 2021 was $93.8, as compared to $320.5 in the prior eleven-month period, primarily due to increased demand and one-off items in prior period related to the Merger and Integration, including a $213.5 impairment charge, partially offset by a $38.8 bargain purchase gain in the eleven months ended December 31, 2020.

Form 8-K filed November 9, 2022

Exhibit 99.1

Non-GAAP Financial Measures, page 10

2.

We note you present Adjusted EBITDA margin on a consolidated and segment basis. Please present the most directly comparable GAAP margin with equal or greater prominence to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.

RESPONSE:

We acknowledge the Staff’s comment and the Company will revise its presentation in future filings to present the most directly comparable GAAP margin with equal or greater prominence to the Adjusted EBITDA margin on a consolidated and segment basis. We will add a new table to show the consolidated net income (loss) margin percentage as presented below:

KLX Energy Services Holdings, Inc.

Consolidated Net Income (Loss) Margin(1)

(In millions of U.S. dollars)

(Unaudited)

				Pro Forma
	Three Months Ended			Three Months Ended
	September 30, 2022	June 30, 2022	October 31, 2021	September 30, 2021
Consolidated net income (loss)	$11.1	$(7.5)	$(18.8)	$(20.3)
Revenue	221.6	184.4	139.0	128.3

Consolidated net income (loss) margin percentage	5.0%	(4.1)%	(13.5)%	(15.8)%

(1)	Consolidated Net Income (Loss) Margin is defined as the quotient of consolidated net income (loss) and total revenue.

Securities and Exchange Commission

December 14, 2022

We respectfully submit that operating income (loss) is the most directly comparable GAAP measure to Adjusted EBITDA margin for each of our segments as we do not allocate interest expense and income taxes to our reportable segments, and therefore, operating earnings is the GAAP measure of segment profit and loss disclosed in the financial statements. We will add a new table to show the segment operating income (loss) margin percentage as presented below:

KLX Energy Services Holdings, Inc.

Segment Operating Income (Loss) Margin (1)

(In millions of U.S. dollars)

(Unaudited)

				Pro Forma
	Three Months Ended			Three Months Ended
	September 30, 2022	June 30, 2022	October 31, 2021	September 30, 2021
Rocky Mountains
Operating income (loss)	$11.7	$4.0	$(1.7)	$(0.4)
Revenue	66.5	53.1	36.5	37.4

Segment operating income (loss) margin percentage	17.6%	7.5%	(4.7)%	(1.1)%

Southwest
Operating income (loss)	5.2	2.0	(4.1)	(4.2)
Revenue	68.5	60.0	45.8	43.7

Segment operating income (loss) margin percentage	7.6%	3.3%	(9.0)%	(9.6)%

Northeast/Mid-Con
Operating income (loss)	17.2	7.3	1.7	(0.6)
Revenue	86.6	71.3	56.7	47.2

Segment operating income (loss) margin percentage	19.9%	10.2%	3.0%	(1.3)%

(1)	Segment Operating Income (Loss) Margin is defined as the quotient of segment operating income (loss) and segment revenue.

*        *        *         *        *

Securities and Exchange Commission

December 14, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ Keefer M. Lehner
Name:	Keefer M. Lehner
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:	Sarah Morgan, Vinson & Elkins L.L.P.